1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200 www.torys.com Mile T. Kurta mkurta@torys.com P. 212.880.6363

January 24, 2014

Mr. David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-3561

Re:	Brookfield Office Properties Inc.
Rule 13e-3 Transaction Statement on Schedule 13E-3
Filed by Brookfield Property Partners L.P. et al.
Filed December 23, 2013
File No. 005-59615
Brookfield Property Partners L.P.
Registration Statement on Form F-4
Filed December 23, 2013
File No. 333-193046

Dear Mr. Orlic:

On behalf of our client, Brookfield Property Partners L.P., Brookfield Property Split Corp., Brookfield Office Properties Exchange LP and Brookfield Asset Management Inc. (collectively, the “BPY Filing Persons”), set forth below are responses to the comments of the Staff of the Office of Mergers and Acquisitions (the “Staff”) included in your letter, dated January 17, 2014, regarding the BPY Filing Persons’ Rule 13E-3 Transaction Statement (the “Schedule 13E-3”) filed on December 23, 2013 and the Registration Statement on Form F-4 (the “Registration Statement”) filed on December 23, 2013 by Brookfield Property Partners L.P. (the “Registrant”).

In connection with this letter, the BPY Filing Persons are filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Schedule 13E-3, and the Registrant is filing with the Commission Amendment No. 1 to the Registration Statement, and we have enclosed four courtesy copies of each document.

For your convenience, the Staff’s comments are set forth in bold, with the responses following each comment. Capitalized terms used but not defined have the meanings specified in the Schedule 13E-3 and the Registration Statement. Unless otherwise indicated, all page references in the responses are to the pages of Amendment No. 1 to the Registration Statement.

Registration Statement on Form F-4

General

1.                                      Please confirm that the offer is subject to, and that the Offerors are complying with, the laws, regulations and policies of Canada and/or any of its provinces or territories governing the conduct of the offer.  See Rule 14d-1(b).

Response:  The Offerors confirm that the Offer is subject to, and the Offerors are complying with, the laws, regulations and policies of Canada and its provinces and territories governing the conduct of the Offer.

2.                                      Please provide the disclosure required by Item 1004(e) of Regulation M-A, Item 1010(a)(3) of Regulation M-A and Item 4(a)(5) of Form F-4.

Response:

Item 1004(e) of Regulation M-A

In response to the Staff’s, the Registrant has revised the disclosure on page 19 to include the disclosure required by Item 1004(e) of Regulation M-A.

Item 1010(a)(3) of Regulation M-A

In response to the Staff’s comment regarding Item 1010(a)(3) of Regulation M-A, the Registrant has revised the disclosure on page 93 to include BPO’s ratio of earnings to fixed charges.

Item 4(a)(5) of Form F-4

In response to the Staff’s comment regarding Item 4(a)(5) of Form F-4, the Registrant has revised the disclosure on page 5 to include a description of the accounting treatment of the transaction.

3.                                      Please advise whether there are any persons who control Brookfield Asset Management Inc., other than its directors and executive officers. For instance, this could include equity holders of that equity. If so, please provide the disclosure required by General Instruction C to Schedule 13E-3 with respect to such persons.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on pages E-2 to include information about Partners Limited and Partners Value Fund Inc.

Front Page

4.                                      Please ensure that all required legends appear on the outside front cover page of your offer document, including the legends required by Item 2 of Schedule 14D-1F and Rule 13e-3(e)(1)(iii).

Response:  In response to the Staff’s comment, the Registrant has moved the applicable legends appearing under the heading “Notice to Shareholders in the United States” from the inside front cover page to the outside front cover page of the offer document and has revised the disclosure to include all required legends. The Registrant advises the Staff that, as disclosed in the offer document, neither the Offerors nor their affiliates will bid for or make purchases of additional BPO Common Shares during the period of the Offer.

5.                                      Please remove the disclaimer of responsibility for disclosure appearing under the heading “Notice Regarding BPO Information.”

Response:  In response to the Staff’s comment, the Registrant has deleted the disclaimer of responsibility under the heading “Notice Regarding BPO Information”.

Background to the Offer, page 6

6.                                      Please disclose in detail how the Offerors determined the offer price. Please also disclose the substance of the discussions that occurred throughout December 2013, with particular emphasis on discussions with BPO concerning the increase to the offer price.

Response:

Determination of offer price

In response to the Staff’s comment to disclose in detail how the Offerors determined the Offer price, the Registrant has added disclosure on page 7.

Discussion concerning offer price increase

In response to the Staff’s comment to disclose the substance of the discussions that occurred throughout December 2013, the Registrant has revised the disclosure on pages 7 - 8.

Purpose and Structure of the Offer; Reasons for the Offer, page 8

7.                                      Please disclose the exact number of BPO Common Shares that would constitute a majority of the BPO Common Shares that can be included for the purposes of “minority approval” under MI 61-101.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on pages 8 - 9 to disclose the number of BPO Common Shares that would constitute a majority of BPO Common shares for purposes of “minority approval” under MI 61-101:

8.                                      Please provide, with a view towards disclosure, your analysis of whether and under what circumstances a Compulsory Acquisition or Subsequent Acquisition Transaction would be subject to Rule 13e-3.

Response:

The Registrant respectfully advises the Staff that neither a Compulsory Acquisition nor a Subsequent Acquisition Transaction as contemplated by the Offer and done in accordance with Canadian Securities Laws, which, in effect, treat the Offer and a Compulsory Acquisition or a Subsequent Acquisition Transaction as a single transaction, should be subject to Rule 13e-3 as described in further detail below. As described below, there would be no material benefit to the minority Shareholders in subjecting a Compulsory Acquisition or a Subsequent Acquisition Transaction to the requirements of Rule 13e-3 while it could be significantly disadvantageous to them to the extent that it delayed their receipt of the consideration for their BPO Common Shares. However, prior to commencement of a Compulsory Acquisition or Subsequent Acquisition Transaction, the Registrant will contact the Staff to discuss the matter, seek relief from the requirements of Rule 13e-3 (if applicable) or comply with Rule 13e-3.

Compulsory Acquisition

As set forth in 201.03 of the Staff’s Compliance and Disclosure Interpretations regarding going private transactions, provided that the Schedule 13E-3 filed with the Commission appropriately discloses the plans for a “squeeze-out merger” (or in our case, a Compulsory Acquisition) as well as the anticipated deregistration/delisting filings to be made upon consummation of the Compulsory Acquisition, a new or amended Schedule 13E-3 should not be required. The Registration Statement describes in detail under what circumstances the Offerors would conduct a Compulsory Acquisition and that, upon consummation of such Compulsory Acquisition, BPO’s public reporting obligations with the SEC would be terminated and the BPO Common Shares would be de-listed from the New York Stock Exchange. Although the fact pattern in 201.03 provides for the filing and effectiveness of a Form 15 prior to consummation of a short-form merger, that should not limit the applicability of 201.03 in the case of a Compulsory Acquisition since the Registration Statement and the Schedule 13E-3 relating to the Offer disclose the plans for the Compulsory Acquisition and the filing of the Form 15, and there would be no further material information that would benefit BPO Shareholders in making an investment decision (since the transaction would be compulsory).

Since the information that would be required to be disclosed to a Shareholder pursuant to Rule 13e-3 and that may be applicable to a Compulsory Acquisition will have been disclosed in the Registration Statement and the Schedule 13E-3 filed with the Commission in connection with the Offer, and since any Compulsory Acquisition would occur shortly after completion of the Offer, the Compulsory Acquisition, as outlined in the Registration Statement, should not be subject to Rule 13e-3.

Subsequent Acquisition Transaction

In light of the disclosure provided in the Registration Statement and the analysis provided above, and due to the minority protection provided by Canadian Securities Laws in connection with a Subsequent Acquisition Transaction (as described in detail below), the Registrant respectfully submits that a Subsequent Acquisition Transaction should not be subject to Rule 13e-3.

As discussed above, Shareholders have already received the material terms and conditions of a Subsequent Acquisition Transaction and are on notice of the anticipated deregistration/delisting filings to be made upon consummation of the Subsequent Acquisition Transaction. In particular, since Canadian Securities Laws would require that the consideration payable to Shareholders in the Subsequent Acquisition Transaction be at least equal in value and in the same form as in the Offer (as described below), and since Shareholders can benefit from the fairness analysis and other disclosures included in the Registration Statement, including the Valuation, which are equally applicable to a Subsequent Acquisition Transaction, there is no material benefit to Shareholders in requiring that the Offerors and other filing persons prepare a new, or amendment to the already filed, Schedule 13E-3 in respect of a Subsequent Acquisition Transaction.

Although 201.03 references a “squeeze-out” merger, which is more akin to a Compulsory Acquisition, given the fact that MI 61-101 (as discussed below) would generally permit the Offerors to vote any BPO Common Shares acquired in the Offer in favor of a Subsequent Acquisition Transaction, a Subsequent Acquisition Transaction is similar to a Compulsory Acquisition in terms of whether a Shareholder is making an investment decision—assuming Brookfield Property Partners obtains a “majority of the minority” in the Offer, the Subsequent Acquisition Transaction should essentially be viewed as a Compulsory Acquisition given that Brookfield Property Partners would have the necessary voting power to approve any Subsequent Acquisition Transaction.

In Canada, Multilateral Instrument 61-101 (“MI 61-101”), “Protection of Minority Security Holders in Special Transactions” of the Canadian Securities Administrators, regulates insider bids, issuer bids, business combinations, and other related party transactions (as such terms are defined in MI 61-101). MI 61-101 imposes a heightened degree of disclosure for such transactions and, unless an exemption is available, requires other protections for “minority” shareholders such as the preparation of an independent valuation of the affected securities and minority approval.

The Offer is an “insider bid” within the meaning of MI 61-101 by virtue of the Offerors, together with their affiliates, owning securities of BPO carrying more than 10% of the voting rights attached to all outstanding voting securities of BPO. MI 61-101 requires that a formal valuation of (i) the securities that are the subject of the bid and (ii) any non-cash consideration be prepared by an independent valuator, filed with the applicable securities regulators and summarized in the insider-offeror’s takeover bid circular.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a Shareholder being terminated without the consent of the Shareholder, irrespective of the nature of the consideration provided in substitution therefor. The Offerors expect that any Subsequent Acquisition Transaction relating to BPO Common Shares will be a “business combination” under MI 61-101. However, as disclosed in the Registration Statement, MI 61-101 will permit the Offerors, in effect, to integrate the Offer and the Subsequent Acquisition Transaction provided that (a) it is completed within 120 days after the expiry of the Offer, (b) the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid and (c) certain disclosure is provided in the take-over bid circular (which disclosure has been provided in the Registration Statement).  In addition, if a Minority Approval is required, in connection with the Subsequent Acquisition Transaction, MI 61-101 also provides that the Offerors may treat BPO Common Shares acquired under the Offer as “minority” shares and vote them, or consider them voted, in favor of such business combination if, among other things, the Shareholder who tendered such BPO Common Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with the Offerors in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per BPO Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of BPO Common Shares. In addition, if, following the Offer, the Offerors and their affiliates are the registered holders of 90% or more of the BPO Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for Minority Approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to “minority” Shareholders.

The Offerors currently intend (x) that the consideration offered per BPO Common Share under any Subsequent Acquisition Transaction proposed by them would be equal in value to and in the same form as the consideration paid to Shareholders under the Offer, (y) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and (z) to cause any BPO Common Shares acquired under the Offer to be voted in favor of any such transaction and, where permitted by MI 61-101, to be counted as part of any Minority Approval required in connection with any such transaction.

Given the disclosure mandated by Rule 13e-3 and contained in the Registration Statement and the Schedule 13E-3 governing the Offer, the fact that any Subsequent Acquisition Transaction would be completed within 120 days, and in light of the protections afforded Shareholders under Canadian Securities Laws (in particular, that the consideration payable in any such Subsequent Acquisition Transaction must be at least equal in value and in the same form as in the Offer), a Subsequent Acquisition Transaction should not trigger a new Rule 13e-3 obligation.

Position of the BPY Filing Persons Regarding the Fairness of the Offer, page 12

9.                                      Please make the fairness representation regarding “unaffiliated security holders” rather than “unaffiliated Shareholders,” which is restricted to holders of BPO Common Shares. See Item 1014(a) of Regulation M-A.

Response:  In response to the Staff’s comment, the Registrant has revised the language on pages 4 and 13 - 16 to refer to “unaffiliated security holders of BPO” instead of “unaffiliated Shareholders.”

Factors Not Supportive of the Offerors’ Fairness Determination, page 14

10.                               We note the disclosure appearing in the sixth bullet point on page 15. Please make the entire statement required by Item 1014(d) of Regulation M-A.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 16 to include the statement required by Item 1014(d) of Regulation M-A.

11.                               We note the statement that “The BPY Filing Persons considered the value of BPO in a sale as a going concern by taking into account BPO’s current and anticipated business, financial conditions, results and operations, prospects and other forward-looking matter.” Please provide a more complete description of the BPY Filing Persons’ analysis in this area.

Response:  In response to the Staff’s comment, the Registrant has deleted the statement “The BPY Filing Persons considered the value of BPO in a sale as a going concern by taking into account BPO’s current and anticipated business, financial conditions, results and operations, prospects and other forward-looking matter” located on page 15. In addition, the Registrant has added the disclosure set forth in its response to comment number 6 to address, among other things, the factors considered in determining the Offer price which reflects a going concern analysis.

Reports, Opinions, Appraisals and Negotiations, page 16

12.                               Please summarize the individual components of all valuations appearing in Annex C.

Response:

As discussed with the Staff on January 23, 2014, the Registrant has made no further changes to the summary of the Valuations beginning on page 16.

13.          Please disclose all projections that are materially related to the Rule 13e-3 transaction, including the BPO and BPY projections provided to the financial advisor.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on pages 22 - 27 to include relevant projections of Brookfield Property Partners. The Registrant advises the Staff that the Offerors did not provide any BPO projections to the financial advisor and, as discussed with the Staff on January 21, 2014, BPO will provide the Staff with such projections separately.

Rule 13e-3, page 20

14.                               Please advise as to the source of the uncertainty with regard to both the affiliate status of the Offerors and the applicability of Rule 13e-3 to the transaction. Alternatively, you may revise this disclosure to eliminate that uncertainty.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 21 to eliminate the uncertainty.

Conditions of the Offer, page 65

15.                               You state in the last paragraph on page 66 that you may assert any condition regardless of the circumstances giving rise it, including any action or inaction by the Offerors. The tender offer can be subject only to conditions that are not within your control. As stated in SEC Release No. 34-43069 (July 24, 2000), if a condition is within a bidder’s control, the Commission believes that the offer is illusory and perhaps a “fraudulent, deceptive or manipulative” practice within the meaning of Section 14(e). Please revise.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on pages 71 - 72.

In addition, the Registrant has deleted the following condition on page 71:

“(f)  the Offerors shall have determined, acting reasonably, that there shall not have occurred, developed or come into effect or existence (i) any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever that materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the United States generally or (ii) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof.”

Lock-Up Agreements, page 84

16.                               Please disclose the name of each Locked-Up Shareholder and the percentage and amount of BPO Common Shares owned by each.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on pages 88-89 (which will be updated prior to commencement of the Offer).

Source of Offered Consideration, page 85

17.                               Please disclose with more specificity the information required by Item 1007(d)(1) and the second sentence of Item 1007(b) of Regulation M-A.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 90 to provide the information required by Items 1007(d)(1) and Item 1007(b) of Regulation M-A in more specificity.

Annex C — Valuations

Engagement of Morgan Stanley, page C-1

18.                               On page C-2, disclosure states that on December 3, Morgan Stanley delivered a preliminary valuation analysis and was paid $2 million for doing so. Each presentation, discussion, or report held with or presented by an outside party, whether in draft, preliminary or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revised your proxy statement to summarize any and all presentations made by any outside party and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Response:  The Offerors acknowledge that each presentation, discussion or report held with or presented by an outside party, whether in draft, preliminary or final form, is required to be described to the extent required by Schedule 13E-3. The Offerors also acknowledge that page C-2 of the Valuations included in the Registration Statement states that Morgan Stanley delivered a preliminary valuation analysis to the BPO Independent Committee on December 3, 2013. The Offerors advise the Staff that none of the Offerors or BPY Filing Persons to date have received a copy of the preliminary valuation analysis referenced in the Valuations.

As disclosed in the Registration Statement, BPO publicly announced on December 19, 2013 that the BPO Board of Directors intends to recommend to Shareholders that Shareholders accept the Offer. Question 101.03 of the Staff’s Compliance and Disclosure Interpretations regarding going private transactions provides that if the target company recommends a tender offer to its security holders that is subject to Rule 13e-3, the target company will be considered engaged in a Rule 13e-3 transaction and therefore would need to comply with Rules 13e-3(d), (e) and (f), including, among other things, an obligation to file a Schedule 13E-3, including all exhibits.

The Offerors were required under Canadian Securities Laws to include the Valuations in the Registration Statement but do not have a similar obligation to disclose preliminary drafts of the Valuations. As discussed with the Staff on January 21, 2014, BPO has advised the Offerors that, consistent with their Rule 13e-3 obligations, they will include the Valuations in the Schedule 13E-3 they intend to file with the Commission and will address in their Schedule 13E-3 the preliminary valuation analysis referenced in the Valuations.

The Registrant has filed as an exhibit to Schedule 13E-3 the draft Valuation provided to Brookfield Property Partners on December 19, 2013.

Independence of Morgan Stanley, page C-2

19.                               We note the disclosure in the second paragraph of this section Please disclose all compensation received or to be received as a result of the relationship between Morgan Stanley, its affiliates and/or unaffiliated representatives, on the one hand, and BPO and its affiliates, on the other hand, during the past two years. See Item 1015(b)(4) of Regulation M-A.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 17.

*    *    *    *

The BPY Filing Persons each acknowledge that:

•                            the BPY Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                            the BPY Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the Schedule 13E-3 or the Registration Statement or require any additional information in connection with the filings, please do not hesitate to contact the undersigned at (212) 880-6363.

Very truly yours,

/s/ Mile T. Kurta

Enclosures

cc: John Stinebaugh